EXHIBIT 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 11, 2007, Top Image Systems UK, the wholly owned subsidiary of Top Image Systems Ltd. (together the “Company” or “TIS”), acquired all the outstanding shares of Capture Projects Limited (“CPL”) for a purchase price consisting of $3.6 million in cash, plus transaction costs of $1.0 million. TIS is also required to make an additional earn out payment of up to $2 million if CPL achieves certain revenue milestones and additional terms during the first 12 months after consummation of the transaction.

CPL is a system integrator and provider of consultancy and professional services for healthcare service, finance and insurance providers. CPL offer Business Outcome Improvement solutions and services through Information and Document Management. Based in Wetherby, near Leeds, CPL provides independent advice to organizations seeking to create, evaluate or alter their document information management systems to improve business outcome processes.  In addition, CPL’s independent advice allows them the freedom to select and implement the most appropriate technology available in the market today.

The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the acquisition of all of the outstanding shares of CPL by TIS under the purchase method of accounting.

The following unaudited pro forma condensed combined balance sheets as of March 31, 2007 gives effect to the acquisition of CPL as if it had occurred on such date and has been derived from TIS’ unaudited consolidated balance sheets as of March 31, 2007 and CPL’s unaudited consolidated balance sheets as of December 31, 2006. This pro forma combined balance sheets reflects the allocation of the purchase price to the CPL assets acquired based on their estimated fair values at March 31, 2007. The excess of the consideration paid by TIS in the acquisition over the fair value of CPL’s identifiable assets and liabilities has been recorded as goodwill.

The following unaudited pro forma condensed combined statements of income combine the historical statements of income of TIS and CPL for the periods set forth below. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2006, give effect to the acquisition as if it had occurred on January 1, 2006. The unaudited condensed combined statements of income for the year ended December 31, 2006 has been derived from TIS audited consolidated statements of income for the year ended December 31, 2006 and CPL’s audited consolidated statements of income for the year ended December 31, 2006.

The unaudited pro forma condensed combined financial statements are not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. Integration costs are not included in the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of each of TIS and CPL.

The allocation of the purchase price is preliminary and based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. This final valuation will be based on the actual assets and liabilities of CPL that exist as of the date of the completion of the transaction. Any final adjustments may materially change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a significant change to the unaudited pro forma condensed combined financial data. Additionally, the acquisition agreement provides for a contingent payment based on achieving certain revenue milestones and additional terms during the first twelve months after consummation of the transaction. The contingent payment, if earned, will be accounted for as additional purchase price and classified as goodwill. The following pro forma financial statements do not include any adjustment for this contingent payment.

TIS Ltd. and its subsidiaries
Unaudited Pro Forma Condensed Combined Statements of Income
For the year ended December 31, 2006
(U.S. dollars in thousands, except per share data)

	TIS	CPL	Adjustments	Total

Revenues
Product	12,144	3,318	-	15,462
Services	8,080	1,853	(366)	9,567

	20,224	5,171	(366)	25,029
Cost of revenues
Product	2,391	1,229		3,620
Services	5,257	1,227		6,484

	7,648	2,456		10,104

Gross profit	12,576	2,715		15,291

Research and development costs	1,792	-	-	1,792
Selling and marketing expenses	6,695	1,328	-	8,023
Amortization of acquisition-related intangible assets	-	-	218	218

General and administrative expenses	3,568	2,136	-	5,704

Operating income (loss)	521	(749)	(584)	(446)
Financial expenses, net	325	(2)	-	323

Income (loss) before taxes on income	846	(751)	(584)	(123)

Taxes on income	45	-	-	45

Net income (loss)	801	(751)	(584)	(168)

Basic and diluted earnings (loss) per share	0.09	-	-	(0.02)

Weighted average number of shares used in computation of
net earnings per share:
Basic	8,819,857	-	-	8,819,857

Diluted	9,032,354	-	-	9,032,354

TIS Ltd. and its subsidiaries
Unaudited Pro Forma Condensed Combined Balance Sheets
For the period ended March 31, 2007
(U.S. dollars in thousands, except per share data)

	TIS	CPL	Adjustments	Total

Assets

Current assets
Cash and cash equivalents	1,772	2	-	1,774
Short-term deposits	3,039	-	-	3,039
Marketable securities	16,127	-	(4,601)	11,526
Trade receivables, net	7,128	383	-	7,511
Other accounts receivable and prepaid expenses	1,278	585	-	1,863

Total current assets	29,344	970	(4,601)	25,713

Long-term assets
Severance pay fund	679	-	-	679
Other long-term assets, net	133	-	-	133
Property and equipment, net	676	57	-	733
Other intangible assets and deferred issuance costs, net	1,708	-	1,117	2,825
Goodwill	465	-	5,014	5,479

Total current assets	3,661	57	6,131	9,849

Total Assets	33,005	1,027	1,530	35,562

Liabilities and Shareholders' Equity

Liabilities
Short-term bank loans	68	385	-	453
Trade payables	771	496	-	1,267
Accrued expenses and other accounts payable	2,790	1,984	(421)	4,353

Total current liabilities	3,629	2,865	(421)	6,073

Long-term liabilities
Convertible debentures	14,220	-	-	14,220
Accrued severance pay	1,027	-	-	1,027

Total current liabilities	15,247	-	-	15,247

Shareholders' equity
Share capital	98	53	(53)	98
Additional paid-in capital	30,064	818	(818)	30,064
Comprehensive income	-	-	113	113
Accumulated deficit	(16,033)	(2,709)	2,709	(16,033)

Total shareholders' equity	14,129	(1,838)	1,951	14,242

Total Liabilities and Shareholders' Equity	33,005	1,027	1,530	35,562